EXHIBIT 5.2

[Letterhead of Torys LLP]

March 23, 2004

TO:   The Board of Directors of Fairfax Financial Holdings Limited

     We hereby consent to the use of our name in the Registration Statement on Form F-10 filed by Fairfax Financial Holdings Limited on March 23, 2004, as such may thereafter be amended or supplemented, and in the prospectus contained therein, under the captions “Enforceability of Certain Civil Liabilities”, “Description of the New Notes - Enforceability of Judgments” and “Legal Matters”. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act 1933, as amended.

Very truly yours,

/s/ Torys LLP